

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2023

Tianyu Xia
Chief Financial Officer
HiTek Global Inc.
Unit 304, No. 30 Guanri Road
Siming District
Xiamen City, Fujian Province
People's Republic of China

   Re: HiTek Global Inc.
    Form 20-F and Form 20-F/A for the Fiscal Year Ended December 31, 2022
    Filed April 27, 2023 and August, 22, 2023, respectively
    File No. 001-39339

Dear Tianyu Xia:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Technology

cc: Joan Wu